Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

Transcript: External Video – Posted on January 25th on Enerflex’s Social Media Channels and Website

Speaker: Marc Rossiter, Enerflex’s President and Chief Executive Officer

Enerflex and Exterran to Combine

Creating a Premier Integrated Provider of Energy Infrastructure Solutions

Enerflex recently announced our intention to acquire Exterran and create a global premier provider of energy infrastructure solutions. I believe this transaction creates as positive a future for our customers, our shareholders, and our suppliers, as it does for Enerflex and Exterran employees that will soon be teammates.

The strategic rationale for the transaction is really quite simple, for starters it creates a business that will be 70 percent recurring revenue right on closing. Secondly it really combines the efforts of two great companies to be able to provide more efficient solutions, better cost structure, better ability to address even larger projects with more scope and scale around the world. And finally, one of the most important parts about the transaction is we are bringing together two very similar cultures built on people that have a lot of deep experience in the equipment and solutions we provide to our customers.

The new business will have expanded product lines and geographies. For starters we’ll be one of the only companies in the world that can fabricate from scratch – compression, refrigeration, cryogenic gas processing.

One of the things that is exciting me to me about the transaction is both Enerflex and Exterran undertook to start participating in sustainable energy solutions a number of years ago. Exterran has been in the water business namely, reusing, recycling, reducing the use of produced water in the oilfield a number of years ago and have a lot of projects under their belt and some exciting ones underway.

Enerflex about a year ago created an energy transition business that was meant to compile 30 years worth of experience in CO2 compression, renewable natural gas, hydrogen, electrification, and sort of bring it all under one umbrella to really help our customers reduce their scope 1 and scope 2 emissions. I am excited to have the water intensity and the scope 1, scope 2 CO2 emission reduction businesses all under one umbrella and being able to provide those solutions for our customers.

I started with Enerflex in September of 1996, at the time I was working a big engineering firm and had about two years into that job working as a junior process engineer doing the things a junior process engineer would do—hydraulics, line lifts, process design, etc. but I didn’t feel a tangible connection to the work I was doing cause it was all mostly paperwork. But the magic really started when Mike the man that was interviewing me, who is still a mentor and a friend today 25 years later, brought me to the shop. When I walked into the shop it was 6pm it was an after-hours interview, but the shop was filled with equipment, it was filled with tradesman doing instrumentation, welding, pipe fitting, threaded piping connections, just everything you need to do to build a modular solution. The smell of the shop, the noise of the shop, the activity, actually seeing some engineers still there at 6 pm out on the shop floor making sure the packages were being built properly it was just super exciting and it was that tangible connection to the work that I was looking for.

This transaction should be exciting for our shareholders for a couple of reasons first and foremost its immediately accretive in just about every financial metric upon close. Secondarily it achieves our long-term goal of being a recurring revenue-oriented business – 70 percent of our revenues will come from recurring sources really transforming Enerflex into an energy infrastructure company.

This transaction is especially exciting to our customers because we are brining together two companies with long histories of serving customers. Its going to make us bigger, but bigger is only better if you indeed you can help your customers solve bigger more complex problems – which I believe we will be able to do.

For employees I think this transaction should be equally exciting because it roughly doubles your growth opportunities. Exterran and Enerflex operate in a lot of similar countries around the world, but we also have a lot of countries and products that are dissimilar so for employees of each business they are going to have options to really think about their professional growth in a lot of those new areas.

This transaction is really rooted in two companies that have profound histories in providing modularized technical solutions in the natural gas space, in the water space, and in the energy transition space. It’s the love of that equipment, it’s the love of those solutions, it’s the technical nature of our experience and our expertise that really is the root of this transaction.

No Offer or Solicitation

This transcript is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Enerflex and Exterran will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively, and an information circular regarding Exterran. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. The information circular will be mailed to Enerflex shareholders. Both the definitive proxy statement/prospectus and information circular will contain important information about the proposed transaction and related matters. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR, AS APPLICABLE, CAREFULLY WHEN

IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, the information circular and other relevant materials in connection with the transaction (when they become available) and any other documents filed by Enerflex with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov and with Sedar may be obtained free of charge at the Sedar’s website, at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403. 387.6377.

Participants in the Solicitation

Enerflex, Exterran and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Exterran’s shareholders in connection with the transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s annual information form, which was filed with the Sedar on February 24, 2021. These documents may be obtained free of charge from the Sedar’s website at www.sedar.com and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403. 387.6377. Additional information regarding the interests of all such Exterran directors and officers in the proposed transaction will be included in the proxy statement relating to such transaction when it is filed with the SEC.